Filed Pursuant to Rule 424(b)(3)
Registration No. 333-145260

PROSPECTUS SUPPLEMENT NO. 2
TO PROSPECTUS DATED MAY 15, 2009

AMERICAN LORAIN CORPORATION

5,434,868 Shares of Common Stock

This prospectus supplement relates to our prospectus dated May 15, 2009 providing for the resale by certain selling stockholders identified on pages 43-48 of such prospectus of up to 5,434,868 shares of our common stock, par value $0.001 per share.

You should read this prospectus supplement in conjunction with our prospectus dated May 15, 2009, as supplemented. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus, including any amendments or supplements thereto.

This prospectus supplement includes the attached Quarterly Report on Form 10-Q of American Lorain Corporation for the quarterly period ended June 30, 2009, filed with the Securities and Exchange Commission on August 14, 2009, and the Current Report on Form 8-K filed by us with the U.S. Securities and Exchange Commission on September 8, 2009.

Investing in our common stock involves a high degree of risk. See the section entitled "Risk Factors" beginning on page 4 of the prospectus to read about factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is September 18, 2009

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-Q

(Mark One)

☒     QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended: June 30, 2009

☐     TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File No. 0-31619

AMERICAN LORAIN CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	87-0430320
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

Beihuan Road
Junan County
Shandong, China 276600
(Address, including zip code, of principal executive offices)

(86) 539-7318818
(Registrant’s telephone number, including area code)

Indicate by check mark whether the registrant:  (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒            No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐          No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one)

Large accelerated filer ☐              Accelerated filer ☐              Non-accelerated filer ☐          Smaller reporting company ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐         No ☒

The numbers of shares outstanding of the issuer's class of common stock as of August 13, 2009 was 25,177,640.

Table of Contents
		Page
	Part I - Financial Information
Item 1	Financial Statements and Accountant’s Report	3
Item 2	Management's Discussion and Analysis of Financial Condition and Results of Operations	25
Item 3	Quantitative and Qualitative Disclosures about Market Risk	35
Item 4	Controls and Procedures	35

	Part II - Other Information
Item 6	Exhibits	35
Signatures		36

PART I FINANCIAL INFORMATION

ITEM 1. FINANCIAL STATEMENTS AND ACCOUNTANT’S REPORT.

AMERICAN LORAIN CORPORATION

REPORT OF REGISTERED INDEPENDENT PUBLIC ACCOUNTING FIRM

To: The Board of Directors and Stockholders of American Lorain Corporation

We have reviewed the accompanying interim consolidated balance sheets of American Lorain Corporation (the “Company”) as of June 30, 2009 and December 31, 2008, and the related statements of income, stockholders’ equity, and cash flows for the three-month and six-month periods ended June 30, 2009 and 2008. These interim consolidated financial statements are the responsibility of the Company's management.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying interim consolidated financial statements for them to be in conformity with U.S. generally accepted accounting principles.

South San Francisco, California	Samuel H. Wong & Co., LLP
July 19, 2009	Certified Public Accountants

AMERICAN LORAIN CORPORATION
CONSOLIDATED BALANCE SHEETS
AT JUNE 30, 2009 AND DECEMBER 31, 2008
(Stated in US Dollars)

			(Audited)
	Note	6/30/2009	12/31/2008
ASSETS
Current Assets
Cash and cash equivalents		$6,831,721	$2,841,339
Restricted cash	3	993,364	3,715,998
Short-term investment		110,303	113,069
Trade accounts receivable	4	19,973,927	25,293,326
Other receivables	5	11,157,063	5,107,719
Inventory	6	26,855,676	24,827,922
Advance to suppliers	7	7,642,341	415,009
Prepaid expenses and taxes		320,643	1,228,648
Total current assets		$73,885,038	$63,543,030
Property, plant and equipment, net	8	40,062,736	40,201,686
Land use rights, net	9	3,935,944	3,950,927
Other assets & goodwill		2,045	-
TOTAL ASSETS		$117,885,763	$107,695,643
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Short-term bank loans	10	$31,956,810	$14,414,996
Notes payable	11	1,614,364	5,208,485
Accounts payable		2,858,388	6,072,883
Taxes payable		1,095,717	2,682,658
Accrued liabilities and other payables	12	6,316,533	10,291,237
Customers deposits		952,954	748,732
Total Current Liabilities		$44,794,766	$39,418,991
Long Term Liabilities
Long term bank loans	13	570,462	576,975
TOTAL LIABILITIES		$45,365,228	$39,995,966

See Accompanying Notes to the Financial Statements and Accountant’s Report

AMERICAN LORAIN CORPORATION
CONSOLIDATED BALANCE SHEETS (Continued)
AT JUNE 30, 2009 AND DECEMBER 31, 2008
(Stated in US Dollars)

			(Audited)
	Note	6/30/2009	12/31/2008
STOCKHOLDERS’ EQUITY

Common stock, $0.001 par value, 200,000,000 shares authorized; 25,177,640 and 25,172,640 shares issued and outstanding as of June 30, 2009 and December 31, 2008, respectively	15	25,177	25,172
Additional paid-in capital		24,193,166	24,187,019
Statutory reserves		5,680,512	5,438,723
Retained earnings		31,118,042	27,748,126
Accumulated other comprehensive income		6,131,423	5,178,616
Non-controlling interests	14	5,372,215	5,122,021
		$72,520,535	$67,699,677
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY		$117,885,763	$107,695,643

See Accompanying Notes to the Financial Statements and Accountant’s Report

AMERICAN LORAIN CORPORATION
CONSOLIDATED STATEMENTS OF INCOME
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2009 AND 2008
(Stated in US Dollars)

		Three months ended June 30,		Six months ended June 30,
	Note	2009	2008	2009	2008

Net revenues	17	$23,965,924	$21,524,427	$45,166,461	$38,952,726
Cost of revenues		(18,675,167)	(16,338,272)	(34,713,370)	(29,818,596)
Gross profit		$5,290,757	$5,186,155	$10,453,091	$9,134,130
Operating expenses
Selling and marketing expenses		(1,220,317)	(616,050)	(2,391,164)	(1,235,018)
General and administrative expenses		(914,892)	(1,087,894)	(1,891,197)	(1,632,344)
Operating income		$3,155,548	$3,482,211	$6,170,730	$6,266,768
Investment income		-	(2,790)	-	(2,790)
Government subsidy income		97,663	4,492	196,252	37,242
Interest and other income		127,279	71,505	208,648	110,588
Other expenses		(69,286)	(94,819)	(181,603)	(104,987)
Interest expense		(744,825)	(683,401)	(1,348,651)	(1,273,698)
Earnings before tax		$2,566,379	$2,777,199	$5,045,376	$5,033,124
Income tax	2(r), 16	(602,706)	(493,194)	(1,183,478)	(883,575)
Net income		$1,963,673	$2,284,005	$3,861,898	$4,149,549
Net income attributable to:
-Parent		$1,855,628	$2,117,374	$3,611,704	$3,849,078
-Non-controlling Interest		108,046	166,631	250,194	300,471
		$1,963,674	$2,284,005	$3,861,898	$4,149,549
Earnings per share	2(v)
- Basic		$0.0737	$0.0850	$0.1434	$0.1544
- Diluted		$0.0737	$0.0836	$0.1434	$0.1517
Weighted average shares outstanding
- Basic		25,177,640	24,923,179	25,177,640	24,923,178
- Diluted		25,177,640	25,320,677	25,177,640	25,378,104

See Accompanying Notes to the Financial Statements and Accountant’s Report

AMERICAN LORAIN CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOW
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2009 AND 2008
(Stated in US Dollars)

	Three months ended June 30,		Six months ended June 30,
	2009	2008	2009	2008
Cash flows from operating activities
Net income attributable to parent	$1,855,628	$2,111,375	$3,611,704	$3,849,078
Net income attributable to non-controlling interest	108,046	166,631	250,194	300,471
Depreciation	331,026	152,589	665,480	513,157
Amortization	91,615	170,289	135,992	197,770
(Increase)/decrease in accounts & other receivables	395,111	5,344,818	(729,946)	12,415,790
Decrease/(Increase) in restricted cash	11,415	-	2,722,634	-
(Increase)/decrease in advances to suppliers	(7,334,256)	1,742,325	(7,227,332)	1,742,325
(Increase)/decrease in inventories	832,815	(4,991,298)	(2,027,754)	(1,454,705)
Decrease/(Increase) in prepaid expenses	1,240,173	-	1,227,308	-
(Increase)/decrease in prepaid tax	(237,742)	(1,226,945)	(319,303)	(1,226,945)
Increase/(decrease) in accounts and other payables	(6,722,844)	(3,687,836)	(7,189,199)	(13,699,587)
Increase/(decrease) in tax payable	51,177	(389,393)	(1,586,941)	(389,393)
Increase/(decrease) in customer deposit	(414,499)	1,036,497	204,222	1,036,497
Net cash (used in)/provided by operating activities	(9,792,335)	435,051	(10,262,941)	3,284,458
Cash flows from investing activities
Purchase of plant and equipment	(383,364)	(2,420,849)	(526,530)	(5,657,923)
Purchase of biological assets	-	115,731	-	-
Payment of construction in progress	-	938,022	-	(315,133)
(Increase)/decrease in restricted cash	-	(2,264,890)	-	(2,230,168)
Payment of land use rights	(98,320)	(816,295)	(121,009)	(948,230)
Investments in securities	(13)	(816,443)	2,767	(1,589,385)
Payments for deposits	213,860	-	(2,045)	-
Contribution to capital reserve		1,609,161		1,609,161
Net cash used in investing activities	(267,837)	(3,655,563)	(646,817)	(9,131,678)
Cash flows from financing activities
Bank borrowings	2,886,255	266,084	17,535,302	1,332,972
Notes payable	1,614,365	3,814,058	(3,594,121)	3,814,058
Issue of common stock	6,147		6,152	-
Net cash provided by/(used in) financing activities	$4,506,767	$4,080,143	$13,947,333	$5,147,031
Net Increase/(decrease) of Cash and Cash Equivalents	(5,553,405)	859,631	3,037,575	(700,189)
Effect of foreign currency translation on cash and cash equivalents	141,404	(1,221,076)	952,807	(168,732)
Cash and cash equivalents–beginning of year	12,243,722	6,262,497	2,841,339	6,769,973
Cash and cash equivalents–end of year	$6,831,721	$5,901,052	$6,831,721	$5,901,052
Supplementary cash flow information:
Interest received	1,620	25,710	66,610	34,412
Interest paid	744,825	607,641	1,348,651	976,719
Taxes paid	$602,706	$374,134	$1,183,478	$2,079,565

See Accompanying Notes to the Financial Statements and Accountant’s Report

AMERICAN LORAIN CORPORATION
STATEMENT OF STOCKHOLDERS’ EQUITY
FOR THE YEARS ENDED JUNE 30, 2009 AND DECEMBER 31, 2008
(STATED IN US DOLLARS)

						Accumulated
	Number		Additional			Other	Non-
	Of	Common	Paid-in	Statutory	Retained	Comprehensive	controlling
	Shares	Stock	Capital	Reserves	Earnings	Income	Interests	Total
Balance, January 1, 2008	24,923,178	$24,923	$24,187,268	$4,497,647	$13,985,824	$1,846,708	$3,887,021	$48,429,391
Issuance of Common Stock	249,455	249	(249)	-	-	-	-	-
Share Adjustment to Match Transfer Agent	7	-	-	-	-	-	-	-
Net Income	-	-	-	-	14,703,378	-	-	14,703,378
Appropriations to Statutory Reserves	-	-	-	941,076	(941,076)	-	-	-
Non-controlling Interests	-	-	-	-	-	-	1,235,000	1,235,000
Foreign Currency Translation Adjustment	-	-	-	-	-	3,331,908	-	3,331,908
Balance, December 31, 2008	25,172,640	$25,172	$24,187,019	$5,438,723	$27,748,126	$5,178,616	$5,122,021	$67,699,677
Balance, January 1, 2009	25,172,640	$25,172	$24,187,019	$5,438,723	$27,748,126	$5 ,178,616	$5,122,021	$67,699,677
Issuance of Common Stock	5,000	5	6,147	-	-	-	-	6,152
Net Income	-	-	-	-	3,611,705	-	-	3,611,705
Appropriations to Statutory Reserves	-	-	-	241,789	(241,789)	-	-	-
Non-controlling Interests	-	-	-	-	-	-	250,194	250,194
Foreign Currency Translation Adjustment	-	-	-	-	-	952,807	-	952,807
Balance, June 30, 2009	25,177,640	$25,177	$24,193,166	$5,680,512	$31,118,042	$6,131,423	$5,372,215	$72,520,535

	Comprehensive	Comprehensive
	Income	Income
	6/30/2009	12/31/2008	Total
Net Income	$3,611,704	$14,703,378	$18,315,082
Foreign Currency Translation Adjustment	952,807	3,331,908	4,284,715
	$4,564,511	$18,035,286	$$22,599,797

See Accompanying Notes to Financial Statements and Accountant’s Report

AMERICAN LORAIN CORPORATION
NOTES TO FINANCIAL STATEMENTS - JUNE 30, 2009 AND DECEMBER 31, 2008
(Stated in US Dollars)

1.	PRINCIPAL ACTIVITIES

The Company develops, manufactures, and sells convenience foods (such as cut fruit and premixed salads, which are known as lightly processed; ready-to-cook (or “RTC”) meals; ready-to-eat (or “RTE”) meals and meals ready-to-eat (or “MRE”); chestnut products; and frozen, canned, and bulk foods, in hundreds of varieties. The Company operates through indirect Chinese subsidiaries. The products are sold in 26 provinces and administrative regions in China and 42 foreign countries. Food products are categorized into three types: (1) chestnut products, (2) convenience food, and (3) frozen, canned, and bulk food (“FCB food”).

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Method of Accounting

The Company maintains its general ledger and journals with the accrual method accounting for financial reporting purposes. The financial statements and notes are representations of management. Accounting policies adopted by the Company conform to generally accepted accounting principles in the United States of America and have been consistently applied in the presentation of financial statements, which are compiled on the accrual basis of accounting.

(b) Principles of consolidation

The consolidated financial statements, which include the Company and its subsidiaries, are compiled in accordance with generally accepted accounting principles in the United States of America. All significant inter-company accounts and transactions have been eliminated. The consolidated financial statements include 100% of assets, liabilities, and net income or loss of those wholly-owned subsidiaries; ownership interests of minority investors are recorded as minority interests.

As of June 30, 2009, the detailed identities of the consolidating subsidiaries are as follows: -

Name of Company	Place of incorporation	Attributable equity interest %	Registered capital
Shandong Green Foodstuff Co., Ltd	PRC	80.2	$12,901,823	(RMB 100,860,000)
Luotian Green Foodstuff Co., Ltd	PRC	100	$3,240,013	(RMB 25,328,800)
Junan Hongrun Foodstuff Co., Ltd	PRC	100	$16,245,603	(RMB 127,000,000)
Beijing Green Foodstuff Co., Ltd	PRC	100	$1,279,181	(RMB 10,000,000)
International Lorain Holding, Inc	Cayman Islands	100

(c)	Use of estimates

The preparation of the financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Management makes these estimates using the best information available at the time the estimates are made; however actual results could differ materially from those estimates.

(d)	Economic and political risks

The Company’s operations are conducted in the PRC. Accordingly, the Company’s business, financial condition and results of operations may be influenced by the political, economic and legal environment in the PRC, and by the general state of the PRC economy.

The Company’s operations in the PRC are subject to special considerations and significant risks not typically associated with companies in North America and Western Europe. These include risks associated with, among others, the political, economic and legal environment and foreign currency exchange. The Company’s results may be adversely affected by changes in the political and social conditions in the PRC, and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion, remittances abroad, and rates and methods of taxation, among other things.

(e)	Lease prepayments

Lease prepayments represent the cost of land use rights in the PRC. Land use rights are carried at cost and amortized on a straight-line basis over the period of rights of 50 years.

(f)	Property, plant and equipment

Plant and equipment are carried at cost less accumulated depreciation. Depreciation is provided over their estimated useful lives, using the straight-line method. Estimated useful lives of the plant and equipment are as follows:

Buildings	40 years
Machinery and equipment	10 years
Motor vehicles	10 years
Office equipment	5 years

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the statement of income. The cost of maintenance and repairs is charged to income as incurred, whereas significant renewals and betterments are capitalized.

(g)	Accounting for the Impairment of Long-Lived Assets

The long-lived assets held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of assets may not be recoverable. It is reasonably possible that these assets could become impaired as a result of technology or other industry changes. Determination of recoverability of assets to be held and used is by comparing the carrying amount of an asset to future net undiscounted cash flows to be generated by the assets.

If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. During the reporting years, there was no impairment loss.

(h)

Construction in progress

Construction in progress represents direct costs of construction or acquisition and design fees incurred. Capitalization of these costs ceases and the construction in progress is transferred to plant and equipment when substantially all the activities necessary to prepare the assets for their intended use are completed. No depreciation is provided until it is completed and ready for intended use.

(i)

Investment securities

The Company classifies its equity securities into trading or available-for-sale. Trading securities are bought and held principally for the purpose of selling them in the near term. All securities not included in trading securities are classified as available-for-sale.

Trading and available-for-sale securities are recorded at fair value. Unrealized holding gains and losses on trading securities are included in the net income. Unrealized holding gains and losses, net of the related tax effect, on available for sale securities are excluded from net income and are reported as a separate component of other comprehensive income until realized. Realized gains and losses from the sale of available-for-sale securities are determined on a specific-identification basis.

A decline in the market value of any available-for-sale security below cost that is deemed to be other-than-temporary results in a reduction in carrying amount to fair value. The impairment is charged as an expense to the statement of income and comprehensive income and a new cost basis for the security is established. To determine whether impairment is other-than-temporary, the Company considers whether it has the ability and intent to hold the investment until a market price recovery and considers whether evidence indicating the cost of the investment is recoverable outweighs evidence to the contrary. Evidence considered in this assessment includes the reasons for the impairment, the severity and duration of the impairment, changes in value subsequent to year end, and forecasted performance of the investee.

Premiums and discounts are amortized or accreted over the life of the related available-for-sale security as an adjustment to yield using the effective-interest method. Dividend and interest income are recognized when earned.

(j)

Inventories

Inventories consisting of finished goods and raw materials are stated at the lower of cost or market value. Finished goods are comprised of direct materials, direct labor and an appropriate proportion of overhead.

(k)

Trade receivables

Trade receivables are recognized and carried at the original invoice amount less allowance for any uncollectible amounts. An estimate for doubtful accounts is made when collection of the full amount is no longer probable. Bad debts are written off as incurred.

(l)

Customer deposits

Customer deposits were cash received from customers in connection with orders of products to be delivered in future periods.

(m)

Cash and cash equivalents

The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents.

(n)

Advertising

All advertising costs are expensed as incurred.

(o)

Shipping and handling

All shipping and handling are expensed as incurred.

(p)

Research and development

All research and development costs are expensed as incurred.

(q)

Retirement benefits

Retirement benefits in the form of contributions under defined contribution retirement plans to the relevant authorities are charged to the consolidated statement of income as incurred.

(r)

Income taxes

The Company uses the accrual method of accounting to determine and report its taxable reduction of income taxes for the year in which they are available. The Company has implemented Statement of Financial Accounting Standards (SFAS) No. 109, Accounting for Income Taxes. Income tax liabilities computed according to the United States and People’s Republic of China (PRC) tax laws are provided for the tax effects of transactions reported in the financial statements and consists of taxes currently due plus deferred taxes related primarily to differences between the basis of fixed assets and intangible assets for financial and tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will be either taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes also are recognized for operating losses that are available to offset future income taxes. A valuation allowance is created to evaluate deferred tax assets if it is more likely than not that these items will either expire before the Company is able to realize that tax benefit, or that future realization is uncertain.

Effective January 1, 2008, PRC government implemented a new 25% tax rate across the board for all enterprises regardless of whether domestic or foreign enterprise without any tax holiday which is defined as "two-year exemption followed by three-year half exemption" hitherto enjoyed by tax payers. As a result of the new tax law of a standard 15% tax rate, tax holidays terminated as of December 31, 2007. However, PRC government has established a set of transition rules to allow enterprises already started tax holidays before January 1, 2008, to continue enjoying the tax holidays until being fully utilized.

The Company is subject to United States Tax according to Internal Revenue Code Sections 951 and 957. Corporate income tax is imposed on progressive rates in the range of: -

Taxable Income
Rate	Over	But Not Over	Of Amount Over
15%	0	50,000	0
25%	50,000	75,000	50,000
34%	75,000	100,000	75,000
39%	100,000	335,000	100,000
34%	335,000	10,000,000	335,000
35%	10,000,000	15,000,000	10,000,000
38%	15,000,000	18,333,333	15,000,000
35%	18,333,333	-	-

Based on the consolidated net income for the period ended June 30, 2009 and the year ended December 31, 2008, the Company shall not be subject to income tax.

(s)

Statutory reserves

Statutory reserves are referring to the amount appropriated from the net income in accordance with laws or regulations, which can be used to recover losses and increase capital, as approved, and are to be used to expand production or operations.

(t)

Foreign currency translation

The accompanying financial statements are presented in United States dollars. The functional currency of the Company is the Renminbi (RMB). The financial statements are translated into United States dollars from RMB at year-end exchange rates as to assets and liabilities and average exchange rates as to revenues and expenses. Capital accounts are translated at their historical exchange rates when the capital transactions occurred.

	6/30/2009	3/31/2009	12/31/2008	6/30/2008	3/31/2008
Year end RMB : US$ exchange rate	6.84480	6.84560	6.8542	6.8718	7.0222
Average yearly RMB : US$ exchange rate	6.84323	6.84659	6.9622	7.29063	7.17568

The RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions. No representation is made that the RMB amounts could have been, or could be, converted into US$ at the rates used in translation.

(u)

Revenue recognition

The Company's revenue recognition policies are in compliance with Staff accounting bulletin (SAB) 104. Sales revenue is recognized at the date of shipment to customers when a formal arrangement exists, the price is fixed or determinable, the delivery is completed, no other significant obligations of the Company exist and collectibility is reasonably assured. Payments received before all of the relevant criteria for revenue recognition are satisfied are recorded as unearned revenue.

The Company's revenue consists of invoiced value of goods, net of a value-added tax (VAT). No product return or sales discount allowance is made as products delivered and accepted by customers are normally not returnable and sales discount is normally not granted after products are delivered.

(v)

Earnings per share

Basic earnings per share is computed by dividing net income by the weighted average number of ordinary shares outstanding during the period. Diluted earnings per share is computed by dividing net income by the sum of the weighted average number of ordinary shares outstanding and dilutive potential ordinary shares during the years. During the six months ended June 30, 2009 and the year ended December 31, 2008, no dilutive potential ordinary shares were issued.

The Company computes earnings per share (“EPS”) in accordance with Statement of Financial Accounting Standards No. 128, “Earnings per share” (“SFAS No. 128”), and SEC Staff Accounting Bulletin No. 98 (“SAB 98”). SFAS No. 128 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as the income or loss available to common shareholders divided by the weighted average common shares outstanding for the period. Diluted EPS is similar to basic EPS, but presents the dilutive effect on a per share basis of potential common shares (e.g., convertible securities, options, and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential common shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS.

(w)

Commitments and contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

(x)

Comprehensive income

Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, all items that are required to be recognized under current accounting standards as components of comprehensive income are required to be reported in a financial statement that is presented with the same prominence as other financial statements. The Company’s current component of other comprehensive income is the foreign currency translation adjustment.

(y)

Recent accounting pronouncements

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133" ("SFAS 161"). SFAS 161 applies to all derivative instruments and related hedged items accounted for under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). SFAS 161 requires entities to provide greater transparency about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under SFAS 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity's financial position, results of operations and cash flows. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008.

In May 2008, the FASB issued SFAS No. 162, "The Hierarchy of Generally Accepted Accounting Principles" ("SFAS 162"). SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles (the GAAP hierarchy). Statement 162 will become effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board amendments to AU Section 411, "The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles."

In May 2008, the FASB issued FSP Accounting Principles Board ("APB") 14-1 "Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)" ("FSP APB 14-1"). FSP APB 14-1 requires the issuer of certain convertible debt instruments that may be settled in cash (or other assets) on conversion to separately account for the liability (debt) and equity (conversion option) components of the instrument in a manner that reflects the issuer's non-convertible debt borrowing rate. FSP APB 14-1 is effective for fiscal years beginning after December 15, 2008 on a retroactive basis.

In September 2008, FASB issued FSP No. 133-1 and FIN 45-4, “Disclosures about Credit Derivatives and Certain Guarantees”, an amendment of FASB Statement No. 133 and FASB Interpretation No. 45; and Clarification of the Effective Date of FASB Statement No. 161. This FSP is intended to improve disclosures about credit derivatives by requiring more information about the potential adverse effects of changes in credit risk on the financial position, financial performance, and cash flows of the sellers of credit derivatives. The provisions of the FSP that amend Statement 133 and FIN 45 are effective for reporting periods (annual or interim) ending after November 15, 2008.

This FSP amends FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, to require disclosures by sellers of credit derivatives, including credit derivatives embedded in hybrid instruments. This FSP also amends FASB Interpretation (FIN) No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, to require an additional disclosure about the current status of the payment/performance risk of a guarantee. The provisions of the FSP that amend Statement 133 and FIN 45 are effective for reporting periods (annual or interim) ending after November 15, 2008.

Finally, this FSP clarifies the effective date in FASB Statement No. 161, Disclosures about Derivative Instruments and Hedging Activities. The disclosures required by Statement 161 should be provided for any reporting period (annual or quarterly interim) beginning after November 15, 2008. For example, an entity with a March 31 fiscal year-end should provide the disclosures for its fourth quarter interim period ending March 31, 2009, in its 2009 annual financial statements. This clarification of the effective date of Statement 161 is effective upon issuance of the FSP.

The Company is currently evaluating the potential impact, if any, of the adoption of the above recent accounting pronouncements on its consolidated results of operations and financial condition.

3.	RESTRICTED CASH

Restricted Cash represents interest bearing deposits placed with banks to secure banking facilities in the form of loans and notes payable. The restriction of funds is based upon the duration of the related borrowing facility. The funds that collateralize loans are held for 60 days in savings account that pay interest at the prescribed national daily savings account rate. For funds that underline notes payable, the cash is deposited in six month time deposits that pay interest at the national time deposit rate.

4.	TRADE ACCOUNTS RECEIVABLE

	6/30/2009	12/31/2008
Trade accounts receivable	$20,199,256	$25,421,293
Less: Allowance for doubtful accounts	(225,329)	(127,967)
	$19,973,927	$25,293,326
Allowance for bad debt:	6/30/2009	12/31/2008
Beginning balance	$(127,967)	$(172,309)
Additions to allowance	(697,362)	-
Bad debt written-off	-	44,342
	$(225,329)	$(127,967)

The Company offers credit terms of between 30 to 60 days to most of their international distributors as well as domestic supermarkets and wholesalers, and between 0 to 15 days for most of their agents.

5.	OTHER RECEIVABLES

Other receivables consisted of the following as of June 30, 2009 and December 31, 2008:

	6/30/2009	12/312008
Advances to employees for job/travel disbursements	$7,714,372	$3,160,886
Amount due by a non-related enterprise	2,549,526	1,278,501
tender deposit	566,103	-
Other	327,062	668,332
	$11,157,063	$5,107,719

Advances to employees for job/travel disbursements consisted of advances to employees for transportation, meals, client entertainment, commissions, and procurement of certain raw materials. The advances issued to employees may be carried for extended periods of time because employees may spend several months out in the field working to procure new sales contracts or fulfill existing contracts.

6.	INVENTORY

Inventories consisted of the following as of June 30, 2009 and December 31, 2008:

	6/30/2009	12/312008
Raw materials	$13,846,180	$9,636,050
Work in progress	-	1,143,766
Finished goods	13,009,496	14,048,106
	$26,855,676	$24,827,922

7.	ADVANCE TO SUPPLIERS

Advance to suppliers represents prepayments made to vendors for goods and services that the Company anticipates using within its one year operating cycle. As a result of the seasonality of the Company’s business, there are significant increases in the balance of this account before the Company’s peak season, which are the third and fourth quarters of the calendar year.

Advance to suppliers consisted of the following as of June 30, 2009 and December 31, 2008:

6/30/2009
Raw materials	$5,471,897
Packaging materials	90,781
Shipping	55,442
Equipment	18,058
Construction materials	1,869,665
Other	136,498
7,642,341

8.

PROPERTY, PLANT, AND EQUIPMENT

Property, plant, and equipment consisted of the following as of June 30, 2009:

	6/30/2009	12/31/2008
At cost:
Buildings	$27,837,026	$27,798,849
Landscaping, plant, and tree	2,755,880	2,752,101
Machinery and equipment	7,515,492	7,229,512
Office equipment	878,697	859,818
Motor vehicles	25,897	39,824
	$39,012,992	$38,680,104
Less: accumulated depreciation
Buildings	(1,501,952)	(1,192,855)
Machinery and equipment	(2,934,934)	(2,628,710)
Office equipment	(472,566)	(414,478)
Motor vehicles	(17,063)	(24,992)
	(4,926,515)	(4,261,035)
Construction in Progress	5,976,259	5,782,617
	$40,062,736	$40,201,686

Construction in progress is mainly comprised of capital expenditures for construction of the Company’s new corporate campus, including offices, factories, and staff dormitories. Capital commitments for the construction are immaterial for the two years above.

Landscaping, plants, and trees are the Chestnut subsidiary’s investment in the development of agricultural operations, which have not been the significant source of the raw materials needed for the Company’s operations to date.

9.	LAND USE RIGHTS, NET

Land use rights consisted of the following as of June 30, 2009 and December 31, 2008:

	6/30/2009	12/31/2008
Land use rights, at cost	$4,357,274	$4,236,266
Less: Accumulated amortization	(421,330)	(285,339)
	$3,935,944	$3,950,927

Land use rights represent the Company’s purchase of usage rights for a parcel of land for a specified duration of time. The PRC government owns the land on which the Company’s corporate campus is being constructed.

10.	SHORT-TERM BANK LOANS

Short-term bank loans consisted of the following as of June 30, 2009 and December 31, 2008:

	6/30/2009	12/31/2008
Loans from Junan County Construction Bank,
●Interest rate at 5.832% per annum due 2/18/2010	$379,850	$-
●Interest rate at 5.832% per annum due 7/2/2009	613,604	-
●Interest rate at 5.832% per annum due 7/16/2009	146,096	-
●Interest rate at 5.832% per annum due8/6/2009	525,947	-
●Interest rate at 7.452% per annum due 2/24/2009		102,127
●Interest rate at 10.452% per annum due 1/22/2009	-	1,575,676
●Interest rate at 7.236% per annum due 2/3/2009	-	116,717
Loan from Junan County Agriculture Bank,
●Interest rate at 7.290% per annum due 9/24/2009	2,191,445	-
●Interest rate at 9.027% per annum due 11/21/2009	642,824	-
●Interest rate at 7.965% per annum due 3/17/2010	3,360,215	-
●Interest rate at 7.290% per annum due 8/20/2009	1,168,770	-
●Interest rate at 7.290% per annum due 8/20/2009	730,482	-
●Interest rate at 7.290% per annum due 9/30/2009	1,446,353	-
●Interest rate at 12.699% per annum due 8/6/2009	584,385	583,584
●Interest rate at 12.699% per annum due 8/18/2009	657,433	656,532
●Interest rate at 12.699% per annum due 8/1/2009	365,241	364,740
●Interest rate at 10.577% per annum due 3/27/2009		1,458,959
●Interest rate at 7.290% per annum due 9/24/2009	1,753,156
Loan from Junan County Industrial and Commercial Banks,
●Interest rate at 5.3460% per annum due7/1/2009	496,727

●Interest rate at 4.8600% per annum due7/22/2009	463,125
●Interest rate at 4.8600% per annum due8/12/2009	540,556
●Interest rate at 4.8600% per annum due 8/10/2009	438,289	-
●Interest rate at 4.8600% per annum due 8/18/2009	1,307,562	-
●Interest rate at 6.120% per annum due 1/10/2009		145,896
●Interest rate at 8.541% per annum due 3/4/2009	-	393,919
●Interest rate at 3.1725% per annum due 2/19/2009	-	240,035
●Interest rate at 3.1725% per annum due 2/19/2009	-	118,161
●Interest rate at 10.1825% per annum due 2/26/2009	-	120,762
●Interest rate at 10.1825% per annum due 3/5/2009	-	173,670
Loan from Junan County Agricultural Financial Institution,
●Interest rate at 9.1155% per annum due 1/22/2010	1,168,770	-
●Interest rate at 9.1155% per annum due 12/23/2009	438,289	-
●Interest rate at 9.1155% per annum due 12/23/2009	146,096	-
●Interest rate at 9.1155% per annum due 12/23/2009	438,289	-
Loan from Linyi Commercial Bank,
●Interest rate at 9.293% per annum due 6/15/2010	1,460,963	-
●Interest rate at 9.293% per annum due 1/19/2010	657,433	-
●Interest rate at 9.293%per annum due 12/14/2009	686,653	-
●Interest rate at 9.293% per annum due 6/16/2010	1,460,963	-
●Interest rate at 13.073% per annum due 1/5/2009	-	685,711
	6/30/2009	12/31/2008
●Interest rate at 13.073% per annum due 1/5/2009	$-	$656,532
●Interest rate at 8.539% per annum due 3/27/2009	-	1,458,959
●Interest rate at 8.539% per annum due 3/27/2009	-	141,885
Loan from Beijing Miyun County Shilipu Rural Financial Institution,
●Interest rates at 10.935% per annum due 9/30/2009	2,775,830	-
●Interest rates at 7.434% per annum due 1/20/2010	1,460,963	-
●Interest rates at 8.539% per annum due 9/30/2009		2,772,023
Loan from China Merchants Bank, Beijing
●Interest rate at 5.310% per annum due 3/29/2010	730,482	-
Loan from China Agricultural Bank, Luotian Branch
●Interest rate at 7.47% per annum due 9/7/2009	818,139	817,017
●Interest rate at 7.47% per annum due 9/7/2009	292,193	291,792
Bank of Beijing
●Interest rate at 7.722% per annum due 7/28/2009	292,193	291,792
Bank of China, Junan Branch,
●Interest rate at 7.500% per annum due 5/19/2009	1,171	4,014

United Commercial Bank, China Branch
●Interest rate at 5.494% per annum due 1/14/2009	965,690	1,156,955
International Trust Co., Ltd.,
●Interest rate at 6.804% per annum due 11/13/2009	350,629	-
Credit Union, Junan
●Interest rate at 8.5837% per annum due 1/7/2009	-	43,769
●Interest rate at 8.5837% per annum due 1/12/2009	-	43,769
	$31,956,810	$14,414,996

The short-term loans are revolving lines of credit, which are denominated in the functional currency Renminbi (RMB), were primarily obtained for general working capital.

All overdue loans were extended by the financial institution.

11.	NOTES PAYABLE

Notes payable consisted of the following as of June 30, 2009 and December 31, 2008:

	6/30/2009	12/31/2008
Notes to Junan County Construction Bank,
Bank commission charge at 4%, due 1/12/2009	$-	$554,405
Bank commission charge at 5.8320%, due 8/13/2009	730,482	-
Bank commission charge at 5.8320%, due 8/25/2009	883,882	-
Notes to Junan County Agriculture Bank,
Bank commission charge at 4%, due 1/16/2009	-	277,202
Loan to Jinan Branch, Shenzhen Development Bank,
Bank charge commission charge at 3.96%, due 2/6/2009	-	4,376,878
	$1,614,364	$5,208,485

All overdue notes were extended by the financial institution.

12.

ACCRUED EXPENSES AND OTHER PAYABLE

Accrued expenses and other payables consisted of the following as of June 30, 2009 and December 31, 2008:

	6/30/2009	12/31/2008
Business and other taxes	$997,287	$1,979,650
Accrued staff welfare	1,711,481	103,269
Accrued salaries and wages	274,863	605,471
Accrued utility expenses	474,460	481,678
Accrued interest expenses	140,913	-
Accrued transportation expenses	692,511	1,103,112
Other accruals	130,662	-
Purchases disbursements payables	1,894,356	6,018,057
	$6,316,533	$10,291,237

13.

LONG-TERM DEBTS

Long-term debts consisted of the following as of June 30, 2009 and December 31, 2008:

	6/30/2009	12/31/2008
Loan from Agricultural Development Luotian Government,
Interest rates at 0.67% per annum due 12/11/2010	$109,572	$-
Interest rates at 2.10% per annum due 12/11/2011	25,567	25,532
Loan from United Commercial Bank, China Branch
Interest rates at 5.494% per annum due 1/14/2011	435,323	551,443
	$ 570,462	$ 576,975

14.	NON-CONTROLLING INTERESTS

The non-controlling interests represents the 19.8% equity of Shandong Green Foodstuff Co., Ltd. held by the Shandong Economic Development Investment Corporation, which is a state-owned interest.

15.	CAPITALIZATION

Dating back to May 3, 2007, the Company underwent a reverse-merger and a concurrent financing transaction that resulted in 24,923,178 shares of outstanding common stock that remained unchanged until through December 31, 2007. During the course of 2008, several holders of warrants issued in connection with the financing transaction exercised their rights to purchase shares at the prescribed exercise price. The holders of the warrants exercised the right to purchase a total of 360,207; however, because the holders did not pay in cash for the warrants, 110,752 of those shares were cancelled as consideration in lieu of the warrant holders paying in cash. Ultimately, 249,455 of new shares were issued to those who exercised their warrant. As detailed in the table below, the total number of outstanding shares at June 30, 2009 was 25,177,640.

16.	INCOME TAXES

All of the Group’s income before income taxes and related tax expenses are from PRC sources. In accordance with the relevant tax laws and regulations of PRC, the corporation income tax rate is 33%. However, also in accordance with the relevant taxation laws in the PRC, some of the subsidiaries of the Group are eligible for tax exemption. In particular, from the time that a company has its first profitable tax year, the company is exempt from corporate income tax for its first two year and is then entitled to a 50% tax reduction for the succeeding three year. Actual income tax expenses reported in the consolidated statements of income and comprehensive income differ from the amounts computed by applying the PRC statutory income tax rate of 33% to income before income tax for the period from August 4, 2006 (date of incorporation) to June 30, 2009 for the following reasons:

	6/30/2009	12/31/2008
Income before tax	$5,170,937	$2,255,924
Tax at the income tax rate	1,292,734	563,981
Effect of tax exemption granted	(109,256)	(173,600)
Income tax	$1,183,478	$390,381
Per Share Effect of Tax Exemption
	6/30/2009	12/31/2008
Effect of tax exemption granted	$109,256	$173,600
Weighted-Average Shares Outstanding	25,177,640	24,923,179
Per share effect	$0.0043	$0.0070

Effective January 1, 2008, PRC government implemented a new 25% tax rate across the board for all enterprises regardless of whether domestic or foreign enterprise without any tax holiday which is defined as “two-year exemption followed by three-year half exemption” hitherto enjoyed by tax payers. As a result of the new tax law of a standard 25% tax rate, tax holidays terminated as of December 31, 2007. However, PRC government has established a set of transition rules to allow enterprises already started tax holidays before January 1, 2008, to continue enjoying the tax holidays until being fully utilized.

Based on the background of each constituent of our group, the income tax rates applicable to the four constituents for 2008 and 2009 are depicted in the following table.

Income Tax Rate	2008	2009
Junan Hongrun	15%	25%
Luotian Lorain	15%	15%
Beijing Lorain	0%	15%
Shandong Lorain	25%	25%

17.

SALES BY PRODUCT TYPE

Sales by categories of product at June 30, was as follows:

Category	6/30/2009	6/30/2008

Chestnut	$26,546,837	$23,597,505
Convenience Food	7,347,253	6,690,5010
FCB Food	11,272,335	8,644,280
Others		20,440
Total	$45,166,461	$38,952,726

Revenue by geography at June 30, was as follows:

Country	6/30/2009	6/30/2008

Belgium	$635,579	$839,578
Chile	-	72,424
China	37,731,405	30,688,181
France	250,885	380,509
Germany	-	33,355
Holland	142,370	-
Hong Kong	95,424	69,501
Japan	2,424,172	2,243,240
Korea	-	2,060,488
Kuwait	76,981	-
Malaysia	246,747	242,603
Netherlands	-	399,301
Saudi Arabia	993,246	110,890
Singapore	328,319	263,666
South Korea	1,631,680	-
Spain	154,639	37,724
Taiwan	117,827	605,379
United Arab Emirates	-	100,942
UK	158,644	633,446
USA	178,543	171,499
Total	$45,166,461	$38,952,726

18.

SUBSEQUENT EVENT

On July 27, 2009, the Company filed a Form S-8 with the US Securities and Exchange Commission registering the underlying securities of the Company’s 2009 Stock Incentive Plan (“the Plan”) that was executed on the same date. The Plan is designed to retain directors, executives and selected employees and consultants and reward them for making major contributions to the success of the Company. The Company will account for the issuance of the securities under the Plan in accordance with FASB Statement No. 123R, Share-Based Payment.

ITEM 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Caution Regarding Forward-Looking Statements

This quarterly report on Form 10-Q contains forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. These risks and uncertainties include, but are not limited to, the factors described in the section captioned “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2008 filed with the Securities and Exchange Commission.

In some cases, you can identify forward-looking statements by terms such as “anticipates,” “believes,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “should,” “would” and similar expressions intended to identify forward-looking statements. Forward-looking statements reflect our current views with respect to future events and are based on assumptions and are subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements.

Also, forward-looking statements represent our estimates and assumptions only as of the date of this report. You should read this report completely and with the understanding that our actual future results may be materially different from what we expect.

Except as required by law, we assume no obligation to update any forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in any forward-looking statements, even if new information becomes available in the future.

Overview

We are an integrated food manufacturing company with headquarters in Shandong Province, China. We develop, manufacture and sell the following types of food products:

  chestnut products,
  convenience foods (including ready-to-cook foods, ready-to-eat foods, and meals ready-to-eat; and
  frozen, canned, and bulk food.

We conduct our production activities in China. Our products are sold in 26 provinces and administrative regions in China and 42 foreign countries. We believe that we are the largest chestnut processing manufacturer in China. We have developed brand equity for our chestnut products in China, Japan and South Korea over the past 10 to 15 years. We produced over 50 high value-added processed chestnut products in the second quarter of 2009. We derive most of our revenues from sales in China, Japan and South Korea. Our primary strategy for 2009 is to expand our brand equity in the Chinese market for our chestnut and convenience foods products. In addition, we are working to expand our marketing efforts in Asia, North America, Europe and the Middle East. We currently have limited sales and marketing activity in the United States, although our long-term plan is to significantly expand our activities there.

Production Factors that Affect our Financial and Operational Condition

Our business depends on obtaining a reliable supply of various agricultural products, including chestnuts, vegetables, fruits, red meat, fish, eggs, rice, flour and packaging products. During the second quarter of 2009, the cost of our raw materials increased from $9.2 million to $11.6 million, as compared to the second quarter of 2008, for an increase of approximately 26%. We may have to increase the number of our suppliers of raw materials and expand our own agricultural operations in the future to meet growing production demands. Despite our efforts to control our supply of raw materials and maintain good relationships with our suppliers, we could lose one or more of our suppliers at any time. The loss of several suppliers may be difficult to replace and could increase our reliance on higher cost or lower quality suppliers, which could negatively affect our profitability. In addition, if we have to increase the number of our suppliers of raw materials in the future to meet growing production demands, we may not be able to locate new suppliers who could provide us with sufficient materials to meet our needs. Any interruptions to, or decline in, the amount or quality of our raw materials supply could materially disrupt our production and adversely affect our business and financial condition and financial prospects.

Uncertainties that Affect our Financial Condition

We spend a significant amount of cash on our operations, principally to procure raw materials for our products. Many of our suppliers, including chestnut, vegetable and fruit farmers, and suppliers of packaging materials, require us to prepay for their supplies in cash or pay on the same day that such supplies are delivered to us. However, some of the suppliers with whom we have a long-standing business relationship allow us to pay on credit. In the second quarter of 2009, we paid for approximately 15% of our raw materials on credit. We fund the majority of our working capital requirements out of cash flow generated from operations. If we fail to generate sufficient sales, or if our suppliers stop offering us credit terms, we may not have sufficient liquidity to fund our operating costs and our business could be adversely affected.

We also fund approximately 56% of our working capital requirements from the proceeds of short-term loans from Chinese banks. We expect to continue to do so in the future. Such loans are generally secured by our fixed assets, receivables and/or guarantees by third parties. Our loan balance from short-term bank loans as of June 30, 2009 was approximately $32.0 million. The term of almost all such loans is one year or less. Historically, we have rolled over such loans on an annual basis. However, we may not have sufficient funds available to pay all of our borrowings upon maturity. Failure to roll over our short-term borrowings at maturity or to service our debt could result in the imposition of penalties, including increases in rates of interest, legal actions against us by our creditors, or even insolvency.

We anticipate that our existing capital resources and cash flows from operations and current and expected short-term bank loans will be adequate to satisfy our liquidity requirements for the next 12 months. However, if available liquidity is not sufficient to meet our operating and loan obligations as they come due, our plans include considering pursuing alternative financing arrangements or further reducing expenditures as necessary to meet our cash requirements. However, there is no assurance that, if required, we will be able to raise additional capital or reduce discretionary spending to provide the required liquidity. Currently, the capital markets for small capitalization companies are extremely difficult and banking institutions have become stringent in their lending requirements. Accordingly, we cannot be sure of the availability or terms of any third party financing.

The crisis of the financial and credit markets worldwide in the second half of 2008 has led to a severe economic recession worldwide, and the outlook for the remainder of 2009 is uncertain. A continuation or worsening of unfavorable economic conditions, including the ongoing credit and capital markets disruptions, could have an adverse impact on our business, operating results or financial condition in a number of ways. For example, we may experience declines in revenues, profitability and cash flows as a result of reduced orders, delays in receiving orders, delays or defaults in payment or other factors caused by the economic problems of our customers and prospective customers. We may experience supply chain delays, disruptions or other problems associated with financial constraints faced by our suppliers and subcontractors. In addition, changes and volatility in the equity, credit and foreign exchange markets and in the competitive landscape make it increasingly difficult for us to predict our revenues and earnings into the future.

In 2009, we shortened credit terms for many of our international and domestic distributors from between 30 and 180 days to between 30 and 60 days. Our large customers may fail to meet these shortened credit terms, in which case we may not have sufficient cash flow to fund our operating costs and our business could be adversely affected.

In 2009, we introduced to the market several new products, including the series of bean products. Such addition to our product family increased the number of suppliers, many of whom were new to us. Most of these new suppliers require prepayment, in part or in full amount, before delivery of the supplies. Our cash flow suffered from these increased advances to suppliers. Our suppliers may not waive or reduce their prepayment requirements, in which case if we fail to find alternative suppliers, we may not have sufficient cash flow to fund our operations and our business could be adversely affected.

Results of Operations

Three Months Ended June 30, 2009 Compared to Three Months Ended June 30, 2009

The following table summarizes the results of our operations during the three-month periods ended June 30, 2009 and June 30, 2008, respectively and provides information regarding the dollar and percentage increase or (decrease) from the three-month period ended June 30, 2008 compared to the three-month period ended June 30, 2009.

(All amounts, other than percentages, stated in thousands of U.S. dollars)

	Three months ended			Percentage
	June 30,		Dollar($)	(%)
			Increase	Increase
	2009	2008	(Decrease)	(Decrease)
	(In	(In
	Thousands)	Thousands)
Net revenues	$23,966	$21,524	$2,441	11.3
Cost of revenues	18,675	16,338	2,337	14.3
Gross profit	5,291	5,186	105	2.0
Operating expenses
Selling and marketing expenses	1,220	616	604	98.1
General and administrative expenses	914	1,087	(173)	(15.9)
Operating Income	3,156	3,482	(327)	(9.4)
Government subsidy income	98	4	94	2074
Interest and other income	127	72	55	78
Other expenses	(69)	(95)	25	(26.9)
Interest expense	(745)	(683)	62	9.1
Earnings before tax	2,566	2,777	(211)	(7.6)
Income tax	(603)	(493)	110	22.2
Income before minority interests	1,964	2,284	(320)	(14.0)
Minority interests	108	167	(59)	(35.3)
Net income	$1,856	$2,117	$(262)	(12.4)

Revenue

Net Revenues. Our net revenue for the three months ended June 30, 2009 amounted to $24.0 million, which represents an increase of approximately $2.4 million, or 11.3%, from the three-month period ended on June 30, 2008, in which our net revenue was $21.5 million. The increased revenues were attributable to increased revenues from sales of our chestnut and convenience food products as a result of 10% and 11% increase in sales respectively of such products thanks to our effective marketing efforts and well established domestic and international distribution network.

Cost of Revenues. During the three months ended June 30, 2009, we experienced an increase in cost of revenue of $2.3 million, in comparison to the three months ended June 30, 2008, from $16.3 million to $18.7 million, reflecting an increase of approximately 14.3% . Approximately 89%, or $2.08 million, of this increase was attributable to an increase in raw material costs, which increased from $15.8 million during the three months ended June 30, 2008 to $17.9 million, or approximately 13.3%, during the three months ended June 30, 2009.

The factors that contributed to the remaining 11% increase in cost of revenues were: an increase in wage expense for factory workers, an increase in depreciation expenses for capital equipment and an increase in the cost of consumables used in conjunction with capital equipment.

Gross Profit. Our gross profit increased $.105 million, or 2.0%, to $5.3 million for the three months ended June 30, 2009 from $5.2 million for the same period in 2008 as a result of higher net revenues, offset by higher costs of revenues, for the reasons indicated immediately above.

Operating Expenses

Selling and Marketing Expenses. Our selling and marketing expenses increased approximately $.604 million, or 98.1%, to $1.2 million in the second quarter of 2009 from $.62 million in the second quarter of 2008. The following table reflects the main factors that contributed to this increase as well as the dollar amount that each factor contributed to this increase:

(in thousands of U.S. dollars)	Increase in Costs in the Three Months Ended June 30, 2009 over the Three Months Ended June 30, 2008
Shipping and inspection fees	$373
Port surcharges	$15
Certification cost	$11
Supermarket fees	$35
Wages (sales personnel)	$125

The increases listed in the table above were partially offset by decreases in dollar amount of other factors, including customer lodging, phone, postage and courier charges, toll road expense, warehousing costs and expenses for professional movers.

Selling and marketing expenses increased because we expanded the distribution of our products in China. In addition, we introduced several new convenience food products and initiated a marketing and promotional campaign for our chestnut and convenience food products.

General and Administrative Expenses. We experienced a decrease in general and administrative expense of approximately $.173 million from approximately $1.1 million to approximately $0.9 million for the three months ended June 30, 2009, compared to the same period in 2008. The following table reflects the main factors that contributed to this decrease as well as the dollar amount that each factor contributed to this decrease:

Factor	Dollar Decrease
Personnel wages and benefits	$40,066
office expenses	$9,060
Consultation fees	$5,993
Inspection fees	$17,535
Agent fees	$14,467

Income Before Taxation and Minority Interest

Income before taxation and minority interest decreased $.211 million, or 7.6%, to $2.6 million for the three months ended June 30, 2009 from $2.8 million for the same period of 2008. The decrease was mainly attributable to the increase of our selling and marketing expenses as described above in the three months ended June 30, 2009 as compared to the three months ended June 30, 2008.

Income Taxes

Income taxes increased $.110 million, or 22.2%, to $.603 million in the second quarter of 2009, as compared to $.493 million in the second quarter of 2008. This increase was attributable to the higher income tax rate in 2009 as compared to 2008.

Effective January 1, 2008, the PRC government implemented a new 25% tax rate across the board for all enterprises, without any tax holiday. However, the PRC government has established a set of transition rules to allow enterprises that already started tax holidays before January 1, 2008 to continue utilizing such tax holidays until they are fully utilized.

The income tax rates applicable to our Chinese operating subsidiaries in 2008 and 2009 are depicted in the following table:

	2008	2009
Junan Hongrun	15%	25%
Luotian Lorain	15%	15%
Beijing Lorain	-	15%
Shandong Lorain	25%	25%

Net Income

Net income decreased $.262 million, or 12.4%, to $1.86 million for the three months ended June 30, 2009 from $2.12 million for the same period of 2008. The decrease was attributable to increased selling and marketing expenses and higher income tax in the three months ended June 30, 2009 as compared to the three months ended June 30, 2008.

Six Months Ended June 30, 2009 Compared to Six Months Ended June 30, 2008

The following table summarizes the results of our operations during the six-month periods ended June 30, 2009 and June 30, 2008, respectively and provides information regarding the dollar and percentage increase or (decrease) from the six-month period ended June 30, 2008 compared to the six-month period ended June 30, 2009.

(All amounts, other than percentages, stated in thousands of U.S. dollars)
	Six months ended			Percentage
	June 30,		Dollar($)	(%)
			Increase	Increase
	2009	2008	(Decrease)	(Decrease)
	(In	(In
	Thousands)	Thousands)
Net revenues	$45,166	$38,953	$6,213	16.0
Cost of revenues	34,713	29,819	4,894	16.4
Gross profit	10,453	9,134	1,319	14.4
Operating expenses
Selling and marketing expenses	2,391	1,235	1,156	93.6
General and Administrative expenses	1,891	1,632	259	15.9
Operating Income	6,171	6,267	(96)	(1.5)
Government subsidy income	196	37	159	427
Interest and other income	209	111	98	88.7
Other expenses	(182)	(105)	(77)	73
Interest expense	(1,349)	(1,274)	(75)	5.9
Earnings before tax	5,045	5,033	12	0.2
Income tax	(1,183)	(884)	299	33.8
Income before minority interests	3,862	4,150	(288)	(6.9)
Minority interests	250	300	(50)	(16.7)
Net income	$3,612	$3,849	$(237)	(6.2)

Revenue

Net Revenues. Our net revenue for the six months ended June 30, 2009 amounted to $45.2 million, which is approximately $6.2 million or 16.0% more than that of the same period ended on June 30, 2008 where we had revenue of $39.0 million. The increased revenues were attributable to the success of the Company's marketing strategies, operational enhancements and expansion of sales markets, primarily in China. In addition, through third party agents that we contracted with, our products were sold to a total of approximately 3,700 supermarkets in China as of June 30, 2009.

During the six months ended June 30, 2009, revenues from sales of chestnut products increased by $2.9 million, or 12.5%, and revenues from sales of convenience food products increased by $.66 million, or 9.8%, and sales of frozen, canned and bulk food products increased $2.6 million, or 30.4%, compared to the same period in 2008.

Cost of Revenues. Our cost of goods sold, which consists of raw materials, direct labor and manufacturing overhead expenses, was $34.7 million for the six month period ended June 30, 2009, an increase of $4.9 million or 16.4%, as compared to $29.8 million for the six month period ended June 30, 2008. The cost of goods sold increased because the sales in the first six months of 2009 increased as compared to the same period ended June 30, 2008.

Gross Profit. Our gross profit increased $1.3 million, or 14.4% to $10.5 million for the six months ended June 30, 2009 from $9.1 million for the same period in 2008. This increase was attributable to increased sales revenue.

Operating Expenses

Selling and Marketing Expenses. Selling and marketing expenses increased $1.2 million, or 93.6% to $2.4 million for the six months ended June 30, 2009 from $1.2 million for the same period in 2008. This increase mainly resulted from increased efforts to market our products in our domestic market.

General and Administrative Expenses. General and administrative expenses increased $0.26 million, or 15.9% to $1.9 million for the six months ended June 30, 2009 from $1.6 million for the same period of 2008. The increase of general and administrative expenses was primarily attributable to increased transportation costs relative to our expanded business, the increased compensation for managerial personnel and expansion of our distribution channels.

Income Before Taxation and Minority Interest

Income before taxation and minority interest increased $0.012 million or 0.2% to $5.045 million for the six months ended June 30, 2009 from $5.033 million for the same period of 2008. The increase was primarily a result of the higher revenue during the six month period ended on June 30, 2009 as compared to 2008.

Income Taxes

Income taxes increased $0.299 million or 33.9% to $1.183 million for the six months ended June 30, 2009 from $0.884 million for the same period of 2008. The increase of tax paid was primarily a result of the increase of income in the first six months ended June 30, 2009, as compared to the same period in 2008.

Net Income

Net income decreased $0.237 million, or 6.2% to $3.612 million for the six months ended June 30, 2009 from $3.849 million for the same period of 2008. The decrease was primarily a result of higher selling and marketing expenses and increased income tax.

Liquidity and Capital Resources

As of June 30, 2009, we had cash and cash equivalents (including restricted cash) of $6.8 million. The following table provides detailed information about our net cash flow for all financial statements periods presented in this report.

	Cash Flow (in thousands)
	Six Months Ended June 30,
	2009	2008
Net cash provided by (used in) operating activities	$(10,263)	$3,284
Net cash provided by (used in) investing activities	$(647)	$(9,132)
Net cash provided by (used in) financing activities	$13,947	$5,147
Net cash flow (outflow)	$3,038	$(700)

Operating Activities

Net cash provided by operating activities was $(10.3) million for the six months period ended June 30, 2009, which is a decrease of $13.5 million from $3.3 million for the same period of 2008. The decrease of net cash provided by operating activities was primarily a result of increase in accounts and other receivables in the first half of fiscal 2009 of approximately $13.1 million and increase in advance to suppliers of approximately $8.9 million as compared to the same period in 2008.

Investing Activities

Our main uses of cash for investment activities are payments for the acquisition of property, plants and equipment.

Net cash used in investing activities for the six months period ended June 30, 2009 was $0.647 million, which is a decrease of $8.5 million from net cash used in investing activities of $9.1 million for the same period of 2008. The decrease was primarily due to reduced investment in fixed assets in 2009.

Financing Activities

Net cash provided by financing activities for the six months period ended June 30, 2009 was $13.9 million, which is an increase of $8.8 million from $5.1 million net cash provided by financing activities during the same period in 2008. The increase of the net cash provided by financing activities was primarily a result of increased short term bank borrowing in 2009.

Loan Facilities

As of June 30, 2009, the amounts and maturity dates for our short-term bank loans are as set forth in the Notes to the Financial Statements. The total amounts outstanding were $31,956,810 as of June 30, 2009, compared with $14,414,996 as of December 31, 2008. We believe that our currently available working capital, after receiving the aggregate proceeds of the credit facilities referred to above, should be adequate to sustain our operations at our current levels through at least the next twelve months.

Obligations under Material Contracts

We do not have any material contractual obligations as of June 30, 2009.

Critical Accounting Policies

The preparation of financial statements in conformity with United States generally accepted accounting principles requires our management to make assumptions, estimates and judgments that affect the amounts reported in our financial statements, including the notes thereto, and related disclosures of commitments and contingencies, if any. We consider our critical accounting policies to be those that require significant judgments and estimates in the preparation of financial statements, including the following:

Method of Accounting -- We maintain our general ledger and journals with the accrual method accounting for financial reporting purposes. Accounting policies adopted by us conform to generally accepted accounting principles in the United States and have been consistently applied in the presentation of our financial statements, which are compiled on the accrual basis of accounting.

Use of estimates -- The preparation of the financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Management makes these estimates using the best information available at the time the estimates are made; however, actual results could differ materially from those estimates.

Principles of consolidation -- Our consolidated financial statements, which include information about our company and our subsidiaries, are compiled in accordance with generally accepted accounting principles in the United States. All significant inter-company accounts and transactions have been eliminated. Our consolidated financial statements include 100% of assets, liabilities, and net income or loss of our wholly-owned subsidiaries. Ownership interests of minority investors are recorded as minority interests.

As of June 30, 2009, the details pertaining to our subsidiaries were as follows:

		Attributable
	Place of	Equity	Registered
Name of Company	Incorporation	Interest	Capital
		%
Shandong Lorain Co., Ltd.	PRC	80.2	$12,901,823	(RMB 100,860,000)
Luotian Lorain Co., Ltd.	PRC	100	$3,240,013	(RMB 25,328,800)
Junan Hongrun Foodstuff Co., Ltd.	PRC	100	$16,245,603	(RMB 127,000,000)
Beijing Lorain Co., Ltd.	PRC	100	$1,279,181	(RMB 10,000,000)

Accounting for the Impairment of Long-Lived Assets -- The long-lived assets held and used by us are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of assets may not be recoverable. It is reasonably possible that these assets could become impaired as a result of technology or other industry changes. Determination of recoverability of assets to be held and used is by comparing the carrying amount of an asset to future net undiscounted cash flows to be generated by the assets.

If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. During the reporting periods, there was no impairment loss.

Revenue recognition -- Our revenue recognition policies are in compliance with Staff Accounting Bulletin (SAB) 104. Sales revenue is recognized at the date of shipment to customers when a formal arrangement exists, the price is fixed or determinable, the delivery is completed, no other significant obligations of ours exist and collectability is reasonably assured. Payments received before all of the relevant criteria for revenue recognition are satisfied are recorded as unearned revenue.

Our revenue consists of invoiced value of goods, net of a value-added tax. No product return or sales discount allowance is made as products delivered and accepted by customers are normally not returnable and sales discount is normally not granted after products are delivered.

Recent Accounting Pronouncements

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133" ("SFAS 161"). SFAS 161 applies to all derivative instruments and related hedged items accounted for under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). SFAS 161 requires entities to provide greater transparency about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under SFAS 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity's financial position, results of operations and cash flows. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008.

In May 2008, the FASB issued SFAS No. 162, "The Hierarchy of Generally Accepted Accounting Principles" ("SFAS 162"). SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles (the GAAP hierarchy). Statement 162 will become effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board amendments to AU Section 411, "The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles."

In May 2008, the FASB issued FSP Accounting Principles Board ("APB") 14-1 "Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)" ("FSP APB 14-1"). FSP APB 14-1 requires the issuer of certain convertible debt instruments that may be settled in cash (or other assets) on conversion to separately account for the liability (debt) and equity (conversion option) components of the instrument in a manner that reflects the issuer's non-convertible debt borrowing rate. FSP APB 14-1 is effective for fiscal years beginning after December 15, 2008 on a retroactive basis.

In September 2008, FASB issued FSP No. 133-1 and FIN 45-4, “Disclosures about Credit Derivatives and Certain Guarantees”, an amendment of FASB Statement No. 133 and FASB Interpretation No. 45; and Clarification of the Effective Date of FASB Statement No. 161. This FSP is intended to improve disclosures about credit derivatives by requiring more information about the potential adverse effects of changes in credit risk on the financial position, financial performance, and cash flows of the sellers of credit derivatives. The provisions of the FSP that amend Statement 133 and FIN 45 are effective for reporting periods (annual or interim) ending after November 15, 2008.

This FSP amends FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, to require disclosures by sellers of credit derivatives, including credit derivatives embedded in hybrid instruments. This FSP also amends FASB Interpretation (FIN) No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, to require an additional disclosure about the current status of the payment/performance risk of a guarantee. The provisions of the FSP that amend Statement 133 and FIN 45 are effective for reporting periods (annual or interim) ending after November 15, 2008.

Finally, this FSP clarifies the effective date in FASB Statement No. 161, Disclosures about Derivative Instruments and Hedging Activities. The disclosures required by Statement 161 should be provided for any reporting period (annual or quarterly interim) beginning after November 15, 2008. For example, an entity with a March 31 fiscal year-end should provide the disclosures for its fourth quarter interim period ended March 31, 2009, in its 2009 annual financial statements. This clarification of the effective date of Statement 161 is effective upon issuance of the FSP.

We are currently evaluating the potential impact, if any, of the adoption of the above recent accounting pronouncements on our consolidated results of operations and financial condition.

Off-Balance Sheet Arrangements

We do not have any off-balance arrangements.

ITEM 3. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Not required.

ITEM 4. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We maintain disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) that are designed to ensure that information required to be disclosed in Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including to our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

As required by Rule 13a-15 under the Exchange Act, our management, including our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures as of June 30, 2009. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that as of June 30, 2009, our disclosure controls and procedures were effective.

Changes in Internal Controls over Financial Reporting.

During the fiscal quarter ended June 30, 2009, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PART II. OTHER INFORMATION

ITEM 6. EXHIBITS

31.1	Certification of Principal Executive Officer filed pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2	Certification of Principal Financial Officer filed pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 14, 2009

AMERICAN LORAIN CORPORATION

/s/ Si Chen
      Si Chen
      Chief Executive Officer

/s/ Yilun Jin
      Yilun Jin
      Chief Financial Officer

EXHIBIT INDEX

31.1	Certification of Principal Executive Officer filed pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2	Certification of Principal Financial Officer filed pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
____________________________

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): September 3, 2009

AMERICAN LORAIN CORPORATION (Exact Name of Registrant as Specified in its Charter)

Delaware (State of Incorporation)	0-31619 (Commission File No.)	87-0430320 (IRS Employer Identification No.)

Beihuan Road Junan County Shandong, China 276600 (Address of Principal Executive Offices) (Zip Code)

(86) 539-7318818
(Registrant's Telephone Number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

This Current Report on Form 8-K is filed by American Lorain Corporation, a Delaware corporation (the "Registrant"), in connection with the items set forth below.

Item 8.01

Other Events.

On September 3, 2009, the Registrant issued a press release announcing that it received authorization to list its common stock on the NYSE Amex Exchange and will begin trading on Tuesday, September 8, 2009 under the ticker symbol "ALN." The full text of the press release is furnished as Exhibit 99.1 to this Current Report on Form 8-K.

The information contained in this Current Report on Form 8-K, including Exhibit 99.1, shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such a filing.

Item 9.01

Financial Statements and Exhibits.
(d)	Exhibits.

Exhibit No.	Description

99.1	Press release, dated September 3, 2009, announcing the Registrant’s authorization to list its common stock on the NYSE Amex Exchange and to begin trading on Tuesday, September 8, 2009.

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

American Lorain Corporation

Date: September 4, 2009	By: /s/ Yilun Jin
Name: Yilun Jin Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release, dated September 3, 2009, announcing the Registrant’s authorization to list its common stock on the NYSE Amex Exchange and to begin trading on Tuesday, September 8, 2009.

Exhibit 99.1

American Lorain Corp	CCG Investor Relations
Mr. Alan Jin, CFO	Mr. Crocker Coulson, President
Phone: +86-21-6145-3891	Phone: 646-213-1915
E-mail: alanjin@americanlorain.com	E-mail: crocker.coulson@ccgir.com
www.americanlorain.com
Ms. Linda Salo, Financial Writer
Phone: 646-922-0894
E-mail: Linda.salo@ccgir.com
www.ccgirasia.com

American Lorain Begins Trading on NYSE Amex on Tuesday, September 8, 2009

JUNAN COUNTY, China, September 3, 2009 -- American Lorain Corporation (OTCBB:ALRC and NYSE AMEX:ALN) ("American Lorain" or the "Company"), an international processed foods company based in Shandong Province, People's Republic of China ("PRC"), today announced that it has received authorization to list its common stock on the NYSE Amex Exchange and will begin trading on Tuesday, September 8, 2009 under the ticker symbol "ALN." Until then, the Company’s common stock trades on the Over the Counter Bulletin Board ("OTC BB") under the ticker symbol "ALRC.OB."

"Moving from the OTC BB to NYSE Amex is a major milestone for American Lorain, as we strive to improve liquidity and transparency for our shareholders. Trading on NYSE Amex is also an important endorsement of the Company as a major player in the food processing industry in China and helps us build credibility with our customers worldwide," said Mr. Si Chen, CEO and Chairman of American Lorain. "We are excited and honored to join the NYSE Amex group of companies and expect to attract additional interest from the investment community following our listing on this senior exchange. We wish to thank our management team, dedicated employees, shareholders and loyal customers for their ongoing support."

"We are pleased to welcome the listing of American Lorain Corporation, a major processed foods company, on NYSE Amex," said Michael Yang, Chief Representative of Beijing Office, NYSE Euronext. "We look forward to a lasting partnership with the company and its shareholders."

About American Lorain Corporation
American Lorain Corporation ("American Lorain" or the "Company") is a Delaware corporation that develops, manufactures and sells various food products. The Company's products include chestnut products; convenience foods products (including ready-to-cook foods, ready-to-eat foods, and meals-ready-to-eat); and frozen, canned and bulk foods products. The Company currently sells over 234 products to 26 provinces and administrative regions in China as well as to 42 foreign countries. The Company operates through its four direct and indirect subsidiaries and one leased factory located in China. For more information about American Lorain, please visit our website at http://www.americanlorain.com ..

Forward-Looking Statements
Statements contained herein that relate to the Company’s future performance, including statements with respect to forecasted revenues, margins, cash generation and capital expenditures are "forward-looking statements". Such statements involve a number of risks, uncertainties and contingencies, many of which are beyond our control, which may cause actual results, performance or achievements to differ materially from those anticipated. Such statements are based on current expectations only, and are subject to certain risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated or projected. Among the factors that could cause actual results to materially differ include: general business and economic conditions, particularly the current downturn in the worldwide economy; our ability to obtain adequate supplies of raw materials; our ability to manage our expansion strategy; changes in foreign currency exchange rates; government regulation; difficulties in new product development; changing consumer tastes in disparate markets worldwide and our ability to address those changes; our ability to attract and retain highly qualified personnel; and other factors affecting our operations that are set forth in our Annual Report on Form 10-K for the year ended December 31, 2008 filed with the Securities and Exchange Commission. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.